EXHIBIT 12
PROFESSIONAL VETERINARY PRODUCTS, LTD.
Computation of Ratio of Earnings to Fixed Charges
For the Five Years Ended July 31, 2004
(in thousands, except per share data)

	July 31	July 31	July 31	July 31	July 31
	2001	2002	2003	2004	2005
	(Restated)	(Restated)	(Restated)	(Restated)

Earnings:
Income before income taxes	$694	$1,748	$4,988	$4,727	$4,028
Plus interest expense	1,006	850	1,075	1,149	1,233

Earnings available for fixed charges	$1,700	$2,598	$6,063	$5,876	$5,261

Interest expense	$1,006	$850	$1,075	$1,149	$1,233

Ratio of earnings to fixed charges	1.69x	3.06x	5.64x	5.11x	4.27x